Deutsche Bank AG
Taunusanlage 12, D-60325
Frankfurt am Main
Federal Republic of Germany



Jeffrey A. Ruiz
Vice President
Telephone: (212) 250-3667


                                           February 26, 2004


Securities and Exchange Commission
SEC Document Control
450 Fifth Street, N.W.
Washington, DC  20549
Attn:  Filing Desk


Dear Sir or Madame:

         Re:  Filing of Schedule 13G - General Cable Corp.


Pursuant to Rule 13d-1 of the Securities Exchange Act of 1934, attached is one copy of Schedule 13G with respect to the common stock of the above referenced corporation.

Please acknowledge your receipt of the Schedule 13G by return e-mail confirmation.

                                                   Sincerely,


                                                  Jeffrey A. Ruiz






Enclosures

                                                             UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                               (Amendment No. 1*)
                    Under the Securities Exchange Act of 1934


                               General Cable Corp.

                     ---------------------------------------
                                 NAME OF ISSUER:


                         Common Stock ($0.001 Par Value)
                     ---------------------------------------
                          TITLE OF CLASS OF SECURITIES

                                    369300108
                     ---------------------------------------
                                  CUSIP NUMBER


                                December 31, 2003
                     ---------------------------------------
             (Date of Event Which Requires Filing of this Statement)


         Check the appropriate box to designate the rule pursuant to which this
         Schedule is filed:

                                [X] Rule 13d-1(b)

                                [ ] Rule 13d-1(c)

                                [ ] Rule 13d-1(d)

  *This amendment is submitted to correct an unintentional overstatement of the securities beneficially owned by the Reporting Person, as set forth in the
Schedule 13G previously filed by the Reporting Person on February 10, 2004.

1. NAME OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         Deutsche Bank AG*

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
              (A)  [ ]
              (B)  [ ]

3. SEC USE ONLY

4. CITIZENSHIP OR PLACE OF ORGANIZATION

    Federal Republic of Germany

NUMBER OF         5.       SOLE VOTING POWER
SHARES                     2,041,597
BENEFICIALLY      6.       SHARED VOTING POWER
OWNED BY                   0
EACH              7.       SOLE DISPOSITIVE POWER
REPORTING                  2,185,397
PERSON WITH       8.       SHARED DISPOSITIVE POWER


9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,185,397

10.CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES
                    [  ]

11.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         5.73%

12.TYPE OF REPORTING PERSON

         HC, CO, BK

    *In accordance with Securities Exchange Act Release No. 39538 (January 12,
    1998), this filing reflects the securities beneficially owned by the Private Clients and Asset Management business group ("PCAM") of Deutsche Bank AG and its subsidiaries and affiliates (collectively, "DBAG"). This filing does not reflect securities, if any, beneficially owned by any other business group of DBAG. Consistent with Rule 13d-4 under the Securities Exchange Act of 1934 ("Act"), this filing shall not be construed as an admission that PCAM is, for purposes of Section 13(d) under the Act, the beneficial owner of any securities covered by the filing.

1. NAME OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         Deutsche Bank Trust Company Americas

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
              (A)  [ ]
              (B)  [ ]

3. SEC USE ONLY

4. CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware

NUMBER OF         5.       SOLE VOTING POWER
SHARES                     1,614,997
BENEFICIALLY      6.       SHARED VOTING POWER
OWNED BY
EACH              7.       SOLE DISPOSITIVE POWER
REPORTING                  1,758,797
PERSON WITH       8.       SHARED DISPOSITIVE POWER
                           0

9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,758,797

10.CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES
                    [  ]

11.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         4.61%

12. TYPE OF REPORTING PERSON

     BK,CO

1. NAME OF REPORTING PERSONS

    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         Deutsche Investment Management Company Americas

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
              (A)  [ ]
              (B)  [ ]

3. SEC USE ONLY

4. CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware

NUMBER OF         5.       SOLE VOTING POWER
SHARES                     361,300
BENEFICIALLY      6.       SHARED VOTING POWER
OWNED BY                   0
EACH              7.       SOLE DISPOSITIVE POWER
REPORTING                   361,300
PERSON WITH       8.       SHARED DISPOSITIVE POWER


9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         361,300

10.CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES
                    [  ]

11.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         0.95%

12.TYPE OF REPORTING PERSON

     IA,CO

1. NAME OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         Deutsche Asset Management Group Ltd, London

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
              (A)  [ ]
              (B)  [ ]

3. SEC USE ONLY

4. CITIZENSHIP OR PLACE OF ORGANIZATION

    United Kingdom

NUMBER OF         5.       SOLE VOTING POWER
SHARES                     65,300
BENEFICIALLY      6.       SHARED VOTING POWER
OWNED BY                   0
EACH              7.       SOLE DISPOSITIVE POWER
REPORTING                  65,300
PERSON WITH       8.       SHARED DISPOSITIVE POWER
                                        0

9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         65,300

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN
    SHARES [ ]

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         0.17%

12. TYPE OF REPORTING PERSON

         IV,CO

Item 1(a).    Name of Issuer:

              General Cable Corp.  (the Issuer )

Item 1(b).    Address of Issuer's Principal Executive Offices:

              The address of the Issuer's principal executive offices is:

                  4 Tesseneer Drive Highland Heights, KY 41076


Item 2(a).    Name of Person Filing:

              This statement is filed on behalf of Deutsche Bank AG,
             ("Reporting Person").

Item 2(b).    Address of Principal Business Office or, if none, Residence:

              The principal place of business of the Reporting Person is:

                           Taunusanlage 12, D-60325
                           Frankfurt am Main
                           Federal Republic of Germany

Item 2(c).    Citizenship:

              The citizenship of the Reporting Person is set forth on the cover page.

Item 2(d).    Title of Class of Securities:

              The title of the securities is common stock, $0.001 par value ("Common Stock").

Item 2(e).    CUSIP Number:

              The CUSIP number of the Common Stock is set forth on the cover page.

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

               (a) [ ] Broker or dealer registered under section 15 of the Act;

               (b) [ ] Bank as defined in section 3(a)(6) of the Act;

                        Deutsche Bank Trust Company Americas

               (c) [ ] Insurance Company as defined in section
                     3(a)(19) of the Act;

               (d) [ ] Investment Company registered under section 8
                     of the Investment Company Act of 1940;

                       Deutsche Asset Management Group Ltd., London

               (e) [X] An investment adviser in accordance with Rule
                  13d-1(b)(1)(ii)(E);

                      Deutsche Investment Management Company Americas,Inc.

               (f) [ ] An employee benefit plan, or endowment fund in
                   accordance with Rule 13d-1 (b)(1)(ii)(F);

               (g) [X] Parent holding company or control person in
                   accordance with Rule 13d-1 (b)(1)(ii)(G);

                                Deutsche Bank AG

               (h) [ ] A savings association as defined in section
                   3(b) of the Federal Deposit Insurance Act;

               (i) [ ] A church plan that is excluded from the
                       definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

               (j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).


Item 4.           Ownership.

           (a) Amount beneficially owned:

                  The Reporting Person owns the amount of the Common Stock as set forth on the cover page.

           (b) Percent of class:

                  The Reporting Person owns the percentage of the Common Stock as set forth on the cover page.

            (c) Number of shares as to which such person has:

                (i) sole power to vote or to direct the vote:

                  The Reporting Person has the sole power to vote or direct the vote of the Common Stock as set forth on the cover page.

                (ii) shared power to vote or to direct the vote:

                  The Reporting Person has the shared power to vote or direct the vote of the Common Stock as set forth on the cover page.

               (iii) sole power to dispose or to direct the disposition of:

                   The Reporting Person has the sole power to dispose or direct the disposition of the Common Stock as set forth on the cover page.

              (iv) shared power to dispose or to direct the disposition of:

                    The Reporting Person has the shared power to dispose or direct the disposition of the Common Stock as set forth on the cover page.

Item 5.       Ownership of Five Percent or Less of a Class.

                   Not applicable.

Item 6.      Ownership of More than Five Percent on Behalf of Another Person.

                  Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.


                  Subsidiary                             Item 3 Classification
                  ------------------------------------------------------------

                  Deutsche Investment Management
                  Americas, Inc.                          Investment Advisor

                  Deutsche Bank Trust Company
                  Americas                                 Bank

                  Deutsche Asset Management Group Ltd.,    Investment Company
                  London



Item 8.       Identification and Classification of Members of the Group.

                  Not applicable.

Item 9.       Notice of Dissolution of Group.

                  Not applicable.

Item 10.       Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 2/26/04

                                                     DEUTSCHE BANK AG


                                                     By: /s/ Jeffrey A. Ruiz
                                                     Name: Jeffrey A. Ruiz
                                                     Title: Vice President

                                                     By: /s/ Pasquale Antolino
                                                     Name: Pasquale Antolino
                                                     Title: Associate

                           SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated: 2/26/04


                          Deutsche Investment Management Americas Inc.


                                        By: /s/ Jeffrey A. Ruiz
                                        Name: Jeffrey A. Ruiz
                                        Title: Vice President

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 2/26/04


                                    Deutsche Bank Trust Company Americas


                                    By: /s/ Jeffrey A. Ruiz
                                    Name: Jeffrey A. Ruiz
                                    Title: Vice President

                                     SIGNATURE

                   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

   Dated: 2/26/04

                                                DEUTSCHE ASSET MANAGEMENT
                                                GROUP LTD., LONDON

                                                By: /s/ Alastair Cuming
                                                Name: Alastair Cuming
                                                Title: Director

                                                By: /s/ Simon Kempton
                                                Name: Simon Kempton
                                                Title: Director